

December 16, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 5.10% Subordinated Debentures due 2059 of W. R. BERKLEY CORPORATION under the Exchange Act of 1934.

Sincerely,